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EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	FISCAL YEAR ENDED APRIL 30,					SIX MONTHS ENDED OCTOBER 31, 2001
	1997	1998	1999	2000	2001
	(IN THOUSANDS, EXCEPT RATIOS)
Earnings from continuing operations before taxes	$1,387	$7,074	$4,918	$6,136	$(84,429)	$(148,406)
Fixed charges from continuing operations:
Interest expense and amortization of debt discount on all indebtedness	2	33	429	452	16	484
Interest included in rent	66	277	265	700	512	1,400

Total fixed charges from continuing operations	68	310	694	1,152	528	1,884
Earnings before taxes and fixed charges	$1,455	$7,384	$5,612	$7,288	$(83,901)	$(146,522)
Ratio of earnings to fixed charges	21.4×	23.8×	8.1×	6.3×	—×	—×

The ratio of earnings to fixed charges was computed by dividing earnings (earnings from continuing operations before taxes adjusted for fixed charges from continuing operations) by fixed charges from continuing operations for the periods indicated. Fixed charges from continuing operations include (i) interest expense and amortization of debt discount on all indebtedness, and (ii) a reasonable approximation of the interest factor deemed to be included in rental expense for facilities and equipment.

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COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES